July 31, 1998



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Smith Barney Westport Futures Fund L.P.
          Withdrawal of Registration Statement on Form S-1
          CIK 0000-881488

Ladies and Gentlemen:

On behalf of Smith Barney Westport Futures Fund L.P. (the "Partnership"), I am transmitting herewith a Registration Withdrawal Request (the "Withdrawal Request") of the registration statement on Form S-1 (the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended, on June 22, 1998. The Withdrawal Request has been executed by the officers and directors of the Partnership's general partner, Smith Barney Futures Management Inc. (the General Partner). The Registration Statement related to the proposed secondary offering of up to 120,000 Outstanding Units of Limited Partnership Interest ("Units") in the Partnership.

The General Partner's affiliate, Smith Barney Inc., a registered broker/dealer, intends to conduct a matching service (the "Matching Service") in the Units that were previously registered by a registration statement that was declared effective by the Commission on May 30, 1997 (Securities Act File No. 333-24923). We were advised by Mr. Robert Plesnarski of the SEC staff that no registration is necessary in order to operate the Matching Service and the Registration Statement may be withdrawn, provided that Smith Barney Inc. operates the Matching Service consistent with the conditions imposed in the no-action letter issued to King & Spalding on November 17, 1992 (1992 SEC No-Act. Lexis 1044) (the "King & Spalding Letter"). Smith Barney Inc. intends to rely on the King & Spalding Letter and

Securities and Exchange Commission
July 31, 1998
Page 2

comply with its criteria.  Therefore, the Withdrawal Request is being filed.

We will be happy to discuss with the staff any questions or comments it may have concerning the Withdrawal Request. In this respect, please feel free to call either the undersigned or Emily M. Zeigler of this office at 212-728-8000.

Very truly yours,



Rita M. Molesworth

Enclosures

cc:  Robert Plesnarski, Esq.
     Division of Corporate Finance
     Mailstop 7-2

     Daniel R. McAuliffe
     Daniel A. Dantuono
     Emily M. Zeigler
     Martin R. Miller

                   REGISTRATION STATEMENT WITHDRAWAL REQUEST

                                   SIGNATURES

     FOR THE REASONS DESCRIBED IN THE LETTER ACCOMPANYING THIS SIGNATURE PAGE AND PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT WITHDRAWAL REQUEST TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 31ST DAY OF JULY, 1998.

                                          SMITH BARNEY WESTPORT
                                            FUTURES FUND L.P.

                                               By       SMITH BARNEY FUTURES
                                                        MANAGEMENT INC.
                                                       (General Partner)

                                               By /s/ DAVID J. VOGEL
                                              ----------------------------------
                                                 David J. Vogel, President and
                                                             Director

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT WITHDRAWAL REQUEST HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

                     SIGNATURE                       TITLE                                    DATE
                     ---------                       -----                                    ----

               SMITH BARNEY FUTURES                  General Partner                      July 31, 1998
                  MANAGEMENT INC.

                /s/ DAVID J. VOGEL                   Director, Principal Executive        July 31, 1998
---------------------------------------------------    Officer and President
                  DAVID J. VOGEL

              /s/ MICHAEL R. SCHAEFER                Director                             July 31, 1998
---------------------------------------------------
                MICHAEL R. SCHAEFER

                /s/ STEVEN J. KELTZ                  Secretary and Director               July 31, 1998
---------------------------------------------------
                  STEVEN J. KELTZ

              /s/ JACK H. LEHMAN III                 Chairman and Director                July 31, 1998
---------------------------------------------------
                JACK H. LEHMAN III

              /s/ DANIEL A. DANTUONO                 Treasurer, Chief Financial           July 31, 1998
---------------------------------------------------    Officer and Director
                DANIEL A. DANTUONO

           /s/ DANIEL R. MCAULIFFE, JR.              Director                             July 31, 1998
---------------------------------------------------
             DANIEL R. MCAULIFFE, JR.

                /s/ SHELLEY ULLMAN                   Director                             July 31, 1998
---------------------------------------------------
                  SHELLEY ULLMAN

                                      II-4